RAINMAKERS PARTNERS, LLC.

Financial Statements and Schedules
as of December 31, 2016
With
Report of Registered Independent Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/2016__ AND ENDING __12/31/2016__
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RAINMAKER PARTNERS, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SANSOME STREET, SUITE 3500
(No. and Street)

SAN FRANCISCO   **CA**   **94104**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON NIXON   **(516) 490 - 8400**
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – if individual, state last, first, middle name)

900 CIRCLE 75 PARKWAY STE 1100   **ATLANTA**   **GA**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jim Soleymanlou__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Rainmakers Partners, LLC as

of _____ **December 31** _____ , **2016**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

                                                          Signature

JENNY RODRIGUEZ
Notary Public. State of New York
Qualified in Bronx County
Reg. No. 01RO6140554
My Commission Expires 02-27-2018

_____
        Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RAINMAKERS PARTNERS, LLC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

We have audited the accompanying financial statements of RainMakers Partners, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RainMakers Partners, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RainMakers Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of RainMakers Partners, LLC financial statements. The information is the responsibility of RainMakers Partners, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RAINMAKERS PARTNERS, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets		
Cash and Cash Equivalents	$	79,034
Prepaid Expenses		1,617
Total Current Assets		80,651
Other Assets		
Investment in Partnership		29,010
Total Assets	$	109,661

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable & Accrued Expenses	$	11,640
Member's Equity		98,021
Total Liabilities and Member's Equity	$	109,661

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Advisory and Success Fees	$	120,000
Private Placements		343,179
Total Revenues		463,179
Operating Expenses		
Occupancy		3,211
General and Administrative		26,333
Consulting Services		19,669
Regulatory Expenses		4,155
Other Operating Expenses		13,176
Total Operating Expenses		66,544
Net Income	$	396,635

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - December 31, 2015	$	40,770
Contribution by Member		8,000
Distributions to Member		(347,384)
Net Income		396,635
Balance - December 31, 2016	$	98,021

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income $ 396,635
    Adjustments to Reconcile Net Income to Net Cash provided by Operations:

    Increase in Deposits and Prepaids   (594)
    Increase in Accounts Payable and accrued expenses   11,203

    NET CASH PROVIDED BY OPERATING ACTIVITIES $ 407,244

CASH FLOWS FROM FINANCING ACTIVITIES
    Member Contribution   8,000
    Member Distributions   (347,384)
NET CASH USED BY FINANCING ACTIVITIES   (339,384)

NET INCREASE IN CASH   67,860

CASH BALANCE:
    Beginning of Period $ 11,174

    End of Period $ 79,034

See Accompanying Notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Rainmakers Partners, LLC (the "Company"), a limited liability company, was organized in November 2007 and became a broker-dealer in January 2010. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax position and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Placement fees are based on terms specifically agreed upon with each client and are generally a percentage of capital raised from investors introduced by the Company. These fees are recognized and recorded when capital raised has occurred.

Date of Management's Review - Subsequent events were evaluated through the date the financial statements were issued.

NOTE B -NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $67,394, which was $62,394 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .17 to 1.0.

NOTE C – LEASES

The Company leases office space under a month-to-month lease. Rent expense for the year ended December 31, 2016 was approximately $3,211.

NOTE D .CONCENTRATIONS

Revenues during 2016 were earned from three customers.

NOTE E .RELATED PARTY TRANSACTIONS

During 2016 the Company paid a related party with the same member that is located in France, approximately $12,724 for hourly consulting fees. The foreign related party is engaged in unregulated foreign transactions similar to the business of the Company. Financial position and results of operations might differ from the amounts in the accompanying financial statements if the foreign related party did not exist.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

RAINMAKERS PARTNERS, LLC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

Member's Equity	$	98,021
Less; Non-allowable Assets:		
Investment in Partnership		29,010
Prepaid Expenses		1,617
Net Capital Before Haircuts		67,394
Less Haircuts		-
Net Capital		67,394
Minimum Net Capital Required		5,000
Excess Net Capital	$	62,394
Total Aggregrate Indebtedness	$	11,640
Net Capital Based on Aggregate Indebtedness	$	776
Percentage of Aggregate Indebtedness to Net Capital		17.27%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN A PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and as net capital reported above.

RAINMAKERS PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) RainMakers Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RainMakers Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) RainMakers Partners, LLC stated that RainMakers Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RainMakers Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RainMakers Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RAIN MAKERS PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

To the best knowledge and belief of Rainmakers Partners, LLC:

The Company claimed the (k(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December31, 2016.

Jon A. Nixon
Financial and Operations Principal

12

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DEC 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-68026
FIRM ID 148443
RAINMAKERS PARTNERS, LLC
ONE SANSOME STREET, SUITE 3500
SAN FRANCISCO, CA 94104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JON NIXON (917) 703-1704

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1157.95

B. Less payment made with SIPC-6 filed (**exclude interest**) (0.00)

_______________ Date Paid

C. Less prior overpayment applied PER A.R. (296.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 861.95

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $861.95

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RAINMAKERS PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 17 day of FEBRUARY, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2016
and ending DEC 31, 2016

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 463,179.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 0.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions — 0.00

2d. SIPC Net Operating Revenues — $ 463,179.00

2e. General Assessment @ .0025 — $ 1157.95

(to page 1, line 2.A.)

2